

A Better Way, A Better Bag.

Heavy duty bags made from compostable and plant-based renewables to help reduce traditional plastic waste.

 **HEAVY DUTY**

 **COMPOSTABLE**

 **BPA-FREE PFOA-FREE**

 **BPI CERTIFIED**

HOLDON BAGS INC

A household goods company that sells heavy duty, compostable bags to help reduce traditional plastic

holdonbags.com   Santa Monica, CA

PBC & B Corp   Consumer Goods   Retail   VC-Backed   Sustainability

Highlights

VC-Backed
Raised $250K or more from a venture firm

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

$5M+ Revenue

Earned over the last 12 months

1. $4MM revenue run-rate in second full year in market

2. Winner of Fast Company's 2023 Innovation by Design Awards in the Materials category

3. Backed by industry leaders and proven operators from Hippeas, Reel, Method & Grove Collaborative.

4. 90% 4 and 5-star reviews with over 40,000 happy customers

5. Strong 55%+ gross margins at present with improvements expected as business grows

6. Amazon.com sales are growing 10% per month in 2024 and approaching $3MM+ run-rate

7. Launched at Target with fantastic early results and expanded into Kroger doors in October 2023

8. Featured in Forbes, Vice, Buzzfeed, CNN Underscored, Domino, Real Simple, R29, Variety & The Skimm

Our Team



Livio Bisterzo Founder

A lifelong entrepreneur, Livio founded Green Park with a mission to create, operate, and accelerate disruptor CPG brands where doing good business means doing

and accelerate disruptor CPG brands where doing good business means doing more good by consumers and for the planet—includes HIPPEAS, Reel, Mavericks & BETR Remedies.



Jenny Konopinski Director of Marketing

Jenny is a marketing leader with over a decade of experience in building mission-driven brands, specializing in data-driven marketing strategies that connect with consumers to drive awareness, engagement and retention.



Esther Hong Director of Operations

Esther is a seasoned professional in Supply Chain Management & Operations, and has worked with remarkable brands and companies such as Samsung, Toms, and Alleyoop.

Join our mission to leave the world cleaner than we found it.

THERE HAS TO BE A BETTER WAY

Traditional Plastic—It's Everywhere

Some of it we need. Lots of it we don't. And according to most experts, traditional single-use plastic is the worst kind of plastic at every stage: production, disposal, and decomposition.

These traditional plastic bags pile up in landfills, clog waterways, and entangle wildlife.

And they take centuries to decompose. If thrown away today, these traditional plastic bags will still be emitting harmful toxins into our environment when our great, great, great, great, great-grandchildren are born.



10 MILLION TONS
OF PLASTIC END UP IN OUR OCEANS ANNUALLY.
That's a garbage truck a minute.
Trash bags are part of the problem. 50 million Americans use more than 25 trash bags a month. That's 15 billion bags a year.
TOXIC CHEMICALS
EMIT DURING PRODUCTION AND DEGRADATION.
These chemicals find their way into our water, our food and our bodies.
100 BILLION
PLASTIC BAGS ARE THROWN AWAY BY AMERICANS EACH YEAR.
Less than 2% is recycled. The rest takes between 500-1000 years to decompose. If trends continue, by 2050 there will be more plastic in the sea than fish.

In The Current Aisle, Shoppers Don't Have A Better Option

Household bags are a commoditized category lacking innovation & freshness that is ripe for disruption with no differentiation, no loyalty, no joy, and most importantly—*no options that are planet-friendly and made without traditional plastic.*



A MASSIVE CATEGORY TRAILING IN SUSTAINABILITY
THREE INCUMBENTS DOMINATE MARKET
• Lack of credibility after decades of plastic use
• Existing fixed investments designed around supply chains of plastic
• Sustainable options seen as a threat to portfolio of higher-margin, premium plastic brands
$22B
Plastic Bag Market
Reynolds Consumer Products
THE CLOROX COMPANY
scjohnson
AND ARE FAILING TO DELIVER ON SUSTAINABILITY
Hefty 'Greenwashing' in Marketing of Recycling Bags That Aren't Recyclable, Class Action Alleges
The Environmental Impact of ZipLoc Bags | Tiny Waste
It gets worse. According to Natural-Environment.com, plastic bags cause over 100,000 sea turtle and other marine animal deaths every year when animals mistake ...

Compostable Bags Are A $10 Billion Opportunity

Traditional single-use plastic incumbents have no competition. Across other Consumer Packaged Goods, eco-friendly brands are *growing 5x faster* than their conventional competitors.


CLEANING PRODUCTS
+10x over 10yrs
3%
30%
2005
2015
% US Market Share for Sustainable Brands


PERSONAL CARE
+5x over 10yrs
2%
10%
2010
2020
% US Market Share for Organic/Natural Brands


SUSTAINABLE BAGS
Forecast +20x
1%
20%
2020
2030
% US Market Share for Sustainable Brands

White Space For A Premium Eco-Friendly Brand

Traditional plastic incumbents provide little to no investment in eco-friendly alternatives. Other eco-friendly brands offer alternatives to traditional single-use plastics but miss the mark on the durability and strength that the modern consumer expects.

HoldOn is primed to fill the white space for a premium brand that delivers on both eco-friendly material and durability.

CONVENIENCE WITHOUT COMPROMISE

HoldOn Was Born From The Idea That There Has To Be A Greener Way To Go About Our Daily Chores

Trash bags, storage bags, and kitchen bags are irreplaceable staples in our daily lives—but do they have to be made of 100% traditional plastic? 100% no. That's why we created heavy duty bags that are made with

100% no. That's why we created heavy duty bags that are made with compostable materials and plant-based renewables like cornstarch, all without harmful toxins like BPA or PFOA—so you never have to sacrifice convenience to care for the planet.



COMPOSTABLE
HEAVY DUTY
BPA-FREE PFOA-FREE
BPI CERTIFIED
HoldOn
A Better Way, A Better Bag.
4 GALLON 50 BAGS
13 GALLON 40 BAGS DRAWSTRING

HoldOn Bags Launched In May 2022

We focused our efforts on kitchen and zipseal bags that are just strong and durable as traditional single-use plastic bags, but made with compostable materials and plant-based renewables like cornstarch.







HoldOn

HoldOn

In 2023:

- HoldOn launched a product innovation to reduce our environmental impact even further. For all zipseal subscriptions,

the bags are packed flat in an eco-friendly mailer—reducing the amount of packaging required while doubling as a mailer for the zipseal products.

In 2024:

- HoldOn launched a snack size bag to expand the zipseal bag line up and continue product innovation with the consumer in mind.

 

Designed With Convenience In Mind

HoldOn Bags are super strong, made with compostable materials and plant-based renewables—all without harsh chemicals like BPA or PFAO —all while helping to reduce the use of traditional plastic bags in our daily lives.

We provide durable products to make it simple and easy for people to make plant-friendly choices – because we know that lots of people making small changes is how we can make BIG impact.

KEY PRODUCT DIFFERENTIATORS

   

HEAVY DUTY   **PLANT-BASED**   **NONTOXIC**   **COMPOSTABLE**

For guests, strength & durability are non-negotiable.

HoldOn bags were built with a strength that matches incumbents.

Our product is made from compostable materials & renewables like cornstarch.

HoldOn bags use 68% less fossil fuels in production vs. legacy brands

HoldOn bags are safe for the planet and for your family.

Our bags free from harmful & toxic materials, like BPA & PFOA.

Bags decompose in compost environment without emitting harmful toxins like methane.

Can be put in a home compost, 90% decompose within 6 months.

An Award-Winning Brand

HoldOn Bags was recently awarded ***Fast Company's 2023 Innovation By Design Awards*** in the Materials Category—this award recognizes brands that work to design a better world and push the boundaries of material innovation.

FAST COMPANY

These compostable trash bags break down in weeks, not years

HoldOn Bags—a winner of the 2023 Innovation by Design Award—are designed to break down, but not until they're out of your trash can.


HoldOn

STRONG FOR YOU, EASY ON THE PLANET

Direct-To-Consumer Success Demonstrates A Clear Market Fit

During launch week in May 2022—we sold out of initial inventory in less than 72 hours! Now, just over two years later, we've surpassed **$4.3MM in lifetime sales and $2.0MM run-rate sales in 2024 via our website alone.**

We continue to see consistent conversion rates above 5% and have achieved a 36%+ repeat rate that demonstrates early consumer loyalty.



Note: forecasted sales for full year 2024 cannot be guaranteed.

Early Success On Amazon Highlights The Size Of Opportunity

Launched in January 2023—HoldOn quickly established itself as the leader in the compostable trash and kitchen bag category. After selling out of initial inventory in the first week, we scaled to $100K in sales within the first three months.

In 2024, we have averaged **20% monthly sales growth** on the platform and are approaching $3.0MM in run-rate sales. Amazon represents a massive opportunity for our business!



Retail Launch & Continued Momentum Into 2024

Following our DTC proof of concept, HoldOn Bags launched at Target, in store and online, in April 2023 to prove our our retail playbook.

We introduced 2 of our best selling products at Target—our 13 gallon large kitchen bags and 4 gallon small bin bags. We supported our launch with Earth Month activations and are participating in the Target Zero corporate sustainability initiative.




Compostable
Small Trash Bags
heavy
DUTY
30
EXTRA STRONG BAGS
100% COMPOSTABLE
BPA-FREE
17" x 18" x .63 MIL (43cm x 45.5cm x 16μ)
HoldOn
Compostable
Tall Kitchen Bags
heavy
DUTY
13
GALLON DRAWSTRING (49L)
25
EXTRA STRONG BAGS
DRAWSTRING CLOSURE
100% COMPOSTABLE
BPA-FREE
24" x 27" x .98 MIL (60cm x 69cm x 25μ)

In 2024:

- **TARGET**: HoldOn's shelf-presence was expanded by +25% stores—a strong, positive signal from this important household essential retailer!
- **KROGER**: HoldOn launched in over 400 stores, inlcuding: King Soopers, Fry's, Smith's, Mariano's, and City Market.
- **ANDONICO'S:** HoldOn launched with an expanded product line (13g kitchen bag, 4g small bin bag, sandwich zipseal bags and gallon zipseal bags) at all six locations
- **EREWHON**: This trendsetting retailer brought HoldOn's line up of four core products on shelf at all ten locations.


EREWHON
50


HoldOn
Compostable
Zipseal Gallon Bags
20
HoldOn
Compostable
Small Trash Bags
HoldOn
Compostable
Tall Kitchen Bags
13
25
HoldOn
Compostable
50





Compostable
Zipseal
Sandwich Bags
HoldOn

EREWHON
ORGANIC GROCER & CAFE

Bringing Excitement To A Stale Category

People LOVE our product because it doesn't require them to make any changes to their habits – just a super easy switch to a more planet-friendly option that can make a big impact on our environment.

With **over 40K happy customers and 90% 4 and 5 star reviews**, HoldOn bags outperform other eco-friendly brands while driving higher engagement than traditional plastic incumbents.



40,000+ HAPPY CUSTOMERS
90% 4 OR 5 STAR REVIEWS
VIRTUALLY NO DIFFERENCE FROM ZIPLOC!
LOVE THESE BAGS!
BEST BAGS EVER!!!!

HoldOn, THIS IS GOING TO GET GOOD

Raising Capital To Enter 3rd Phase of Growth

After a successful launch in our Direct-To-Consumer channel in 2022, we have successfully expanded into marketplace and retail channels in 2023 & 2024. Our next stage of growth will be fueled by continued success on Amazon.com and in Target, and by expanding our retail sales channels across Grocery and Club Markets.



PHASE 1
2022
Direct-to-consumer
Building a community of brand evangelists with a focus on subscriptions
Friends & Family Round
PHASE 2
2023
Expansion into Marketplace & Retail
Untapped opportunity to be the dominant brand on Amazon while also capitalizing on other sustainable marketplaces like Thrive Market & Grove Collaborative.
amazon
A Round
PHASE 3
2024+
Scaling the playbook with Omnichannel Sales
Doubling down on the success of Phase 2 by expanding retail sales channels into the Grocery and Club Markets.
Costco Wholesale
Kroger
meijer
2022
2023
2024

Note: future milestones cannot be guaranteed.

Use Of Funds

As a community-driven brand, we will continue to invest in affiliate sales, micro-influencers and strategic partnerships to extend our reach, activate individuals at a community level, and to build brand awareness as well as loyalty.

Lastly, we believe our strategic mix of direct subscription sales, expansion of product assortment and retail launches will drive revenue growth into 2025 and beyond.

PRESS & AWARDS

Press Features & Reviews

  

"HoldOn makes our favorite line of compostable kitchen bags, compost bags, and storage bags."

"I was nervous these would deteriorate, but they work great. The color is cute and the ties work well!"

"Hold On's heavy duty, compostable bags are so good that they'll enhance anyone's experience with daily chores."

  

BRIT+CO   domino   REALSIMPLE   CNN underscored

Forbes   hunker   the Skimm'

Fast Company's 2023 Innovation By Design Awards | Winner in the Materials Category

The Materials category of Fast Company's Innovation by Design Awards honors projects that push the boundaries of material innovation. This year's winner, HoldOn Bag's compostable trash and kitchen bags, are plant-based trash and storage bags that will compost within weeks, rather than centuries.

Fast Company's 2024 World Changing Ideas Awards | Finalist in the Small & Mighty Category

This annual award from Fast Company honor the businesses and organizations that are developing creative solutions to the most pressing issues of our time. HoldOn Bags was selected as one of three finalists in the Small & Mighty category, which recognizes projects from companies that have fewer than 50 employees.